

Mail Stop 7010

January 10, 2008

Mr. Kenneth R. Burk
Perini Corporation
73 Mt. Wayte Avenue
Framingham, MA 01701-9160

       RE: **Perini Corporation**
                Form 10-K for the fiscal year ended December 31, 2006
                Filed March 7, 2007
                File #1-6314

Dear Mr. Burk:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       If you have any further questions regarding our review of your filings, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3768.

                                      Sincerely,

                                        John Cash
                                        Accounting Branch Chief